THE LAW OFFICES OF

THOMAS C. COOK, LTD.

ATTORNEY AND COUNSELOR AT LAW

1980 FESTIVAL PLAZA DRIVE, SUITE 530

LAS VEGAS, NEVADA 89135

(702) 524-9151

tccesq@aol.com

January 29, 2020

Chris Edwards

Division of Corporate Finance, Office of Life Sciences

US Securities and Exchange Commission

Washington, DC 20549

Re: Limitless Venture Group, Inc.

Offering Statement on Form 1-A

Filed December 9, 2019

File No. 024-11128

Dear Mr. Edwards:

The undersigned counsel represents the interests of Limitless Venture Group, Inc. We are in receipt of your comment letter dated January 2, 2020, and have the following responses:

Form 1-A filed December 9, 2019

Notice Regarding Agreement to Arbitrate, page 15

1. We note your discussion of the mandatory arbitration provision in section 12, and the jury trial waiver provision in section 13, of the Subscription Agreement. Please expand your disclosure in the offering statement to:

  Describe any questions as to enforceability of each provision under federal and state law;
  Clarify whether each of these provisions apply to claims under the federal securities laws and whether each such provision applies to claims other than in connection with this offering;
  To the extent any of these provisions applies to federal securities law claims, please revise the disclosure to state that, by agreeing to such provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder; and
  Clarify whether purchasers of interests in a secondary transaction would be subject to each of these provisions.

Answer: After considering your comments, we have removed the mandatory arbitration provision and the jury trial waiver provision.

Description of Business, page 20

2. We note the disclosure on page 20 regarding your acquisition of Black Ghost Enterprises, Inc. and the reference to medical grade CBD products. Please revise the offering circular to clarify the status of CBD products, including whether they are fully-developed and marketed in the U.S. In addition, please clarify whether your current products contain, or your planned products will contain, greater than 0.3% THC and their legal status under the Controlled Substances Act of 1970. In this regard, we note that in addition to your current and planned CBD products, you have disclosed your intent to acquire companies “in the medical cannabis markets.” Also, please revise your disclosure to discuss regulation of CBD products under the Federal Food, Drug and Cosmetic Act.

Answer: We have added disclosure in the Business Plan section to address the concerns raised in this comment.

Unaudited Consolidated Financial Statements, page 26

3. It appears your financial statements are not audited. Please label each of the financial statements and footnotes as “unaudited.” Refer to Part F/S paragraph (b)(2) of Form 1-A.

Answer: Each of the financial statements and footnotes are now labeled as “unaudited” as requested.

4. In your next amended filing, please provide a statement of stockholders’ equity for each of the two fiscal years preceding the date of the most recent balance sheet being filed. Refer to Part F/S, paragraph (b)(4) of Form 1-A

Answer: A statement of stockholders’ equity for each of the two fiscal years preceding the date of the most recent balance sheet has now been included as requested.

Executive Compensation, page 33

5. Please provide executive compensation information for the fiscal year ended June 30, 2019. In addition, according to Note 9 to the consolidated financial statements, it appears that 500 million options were granted pursuant to the 2019 Stock Incentive Plan. It appears that these options should be included in the Summary Compensation Table. Please also file the 2019 Stock Plan and the employment agreements with your executives as exhibits to the Offering Circular, as well as any other compensation plan in which officers or directors participate, as exhibits.

Answer: The 2019 Stock Plan has been added as an exhibit as requested.

General

6. Please clarify whether Devon Diaz is a director of the company. If so, please ensure that Mr. Diaz signs the Offering Statement in his capacity as a director.

Answer: Mr. Diaz is a director, and has signed the Offering Statement in his capacity as a director.

Should you have any further questions or comments, please do not hesitate to contact me at the number and address above.

Sincerely,

/s/ Thomas C. Cook, Esq.

Thomas C. Cook, Esq.